UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

JOS. A. BANK CLOTHIERS, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-23874	36-3189198
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation or organization)

500 Hanover Pike, Hampstead, MD		21074
(Address of principal executive offices)		(Zip Code)

James W. Thorne, (410) 239-2700
(Name and telephone number, including area code, of the person to contact in connection with this report)

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2013 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This disclosure is being provided pursuant to Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Rule requires every registrant that files reports with the Commission under Sections 13(a) or 15(d) of the Exchange Act having Conflict Minerals (hereinafter defined) that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by that registrant to file a report on Form SD.  Pursuant to the Rule and as used in this Specialized Disclosure Report on Form SD (this “Report”), the term “Covered Countries” means the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC and the term “Conflict Minerals” means  cassiterite, columbite-tantalite, gold, wolframite, and their derivatives tantalum, tin, and tungsten.

Our Conflict Minerals Procedures

Jos. A. Bank Clothiers, Inc. (the “Company,” “we,” or “our”) is primarily engaged in the design, manufacture and retailing of men’s tailored and casual clothing and accessories. As a result, the use of metals in our products is limited.  The initial phase of our Conflict Mineral procedures was to identify all of our metal containing products. The vendors of those products were then required to certify in writing whether any of the metal containing products which they supply to the Company contained or may have contained Conflict Minerals. In those instances where vendors certified that their products contained Conflict Minerals (principally limited to tin in certain zippers and hook and eye closures and gold in certain buttons), the vendors were then required to state whether any of the Conflict Minerals had been sourced from a Covered Country. If the Conflict Minerals had been sourced from a Covered Country, additional inquiry would have been made as to the originating mines or smelters.  As none of the Conflict Minerals had been reported to us as having been sourced from a Covered Country and we did not (and do not) know or have reason to believe otherwise, the Company did not have to make this further inquiry.

Our merchandise managers, merchandise divisional vice presidents and chief merchant reviewed a draft of this Report and all of the vendor certifications for products within his or her area of responsibility. Those individuals then certified to the Company that none of such documentation contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading.

Our Website
The information disclosed herein is available to the public on our Internet website at http://phx.corporate-ir.net/phoenix.zhtml?c=113815&p=irol-govboard. The website and the information accessible through it are not incorporated into this Report.

Conclusion for the Calendar Year Ended December 31, 2013

Based on the reasonable country of origin inquiry described above, for the calendar year ended December 31, 2013, we do not know or have reason to believe that the Conflict Minerals that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by us may have originated in a Covered Country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by duly authorized undersigned.

JoS. A. Bank Clothiers, Inc.
(Registrant)

/s/ James W. Thorne	June 2, 2014
James W. Thorne	(Date)
Executive Vice President-Chief Merchandising Officer